F O L E Y  &  L A R D N E R

                          A T T O R N E Y S  A T  L A W

   CHICAGO                       FIRSTAR CENTER                     SAN DIEGO
   JACKSONVILLE             777 EAST WISCONSIN AVENUE           SAN FRANCISCO
   LOS ANGELES           MILWAUKEE, WISCONSIN 53202-5367          TALLAHASSEE
   MADISON                  TELEPHONE (414) 271-2400                    TAMPA
   ORLANDO                  FACSIMILE (414) 297-4900         WASHINGTON, D.C.
   SACRAMENTO                                                 WEST PALM BEACH
                              WRITER'S DIRECT LINE

                                 (414) 297-5678

                                  May 13, 1997


   EDGAR TRANSMISSION
   Securities and Exchange Commission
   450 Fifth Street, N.W.
   Washington, D.C. 20549

             RE:  WILDERNESS DEVELOPMENT CORPORATION
                  REGISTRATION FILE NO. 333-26569
                  REQUEST FOR DELAYED EFFECTIVENESS

   Dear Sir or Madam:

             This letter hereby requests that the effective date of a Form S-11 Registration Statement filed with the Securities and Exchange Commission (Registration File No. 333-26569) of Wilderness Development Corporation to register 133 Hotel Condominium Units be delayed until the Registrant shall file an amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to
   Section 8(a), may determine.

             This filing is transmitted electronically through the EDGAR system and is subject to Regulation S-T. Pursuant to Rule 309, only one copy of this electronically formatted document is transmitted.

             If the Commission has any comments or requires any further information, please call me at (414) 297-5678.

                                           Very truly yours,


                                           /s/ Patrick G. Quick
                                           Patrick G. Quick